Filed by Palo Alto Networks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CyberArk Software Ltd.

Commission File No.: 001-36625

Date: July 31, 2025

The following communication was made by Palo Alto Networks, Inc. (“PANW”) in connection with the proposed acquisition of CyberArk Software Ltd. (“CyberArk”) by PANW.

Transcript of Employee Call

The following transcript contains excerpts from the PANW Chief Executive Officer’s discussion with the CyberArk Chief Executive Officer at the CyberArk all-hands employee call on July 30, 2025.

[Excerpt]

Nikesh Arora: If our teams are to trying to build an evergreen cybersecurity company because don’t forget how many cybersecurity companies go through a wave, and over time vanish. We both are trying to build businesses that are built to last. We both believe that, providing a comprehensive solution end to end to the customer makes the most sense, because that’s the easiest path to being their partner.

[Excerpt]

Nikesh Arora: And I think both of us believe that with AI there’s a huge inflection point and scale matters. And like, you know, you guys have great scale in the identity space. We have scale in network security. We have scale and security operations, and we need to embrace your learnings from identity and do it together.

At Palo Alto we have made 24 acquisitions, and I’ll never use the word acquisitions because we’ve partnered with 24 teams, and principally what we do in that philosophy is that because that team has proven themselves in a category. We don’t play in. They come, run that space with us.

So at Palo Alto the leaders of identity are going to be the leaders from CyberArk. Because you guys know how that space works. You guys have built it. We will rely on you for your expertise, your knowledge and your leadership to work with us to win with the customer together.

[Excerpt]

Nikesh Arora: We’re gonna run CyberArk as our Palo Alto’s identity solution for our customers.

And the good news is there is no overlap from a technological perspective. Pretty much everything you do is something we don’t do. Maybe there’s a liberal or open cloud identity. But that’s easy to solve within your platform, and I think the real value is, how do we run our 3 or 4 platforms independently? And how do we create a common layer amongst all of them? And we have a solution for that is run through our XSIAM platform, which is non-overlapping. So look, I think there’s a huge opportunity collectively between the CyberArk team, the Palo Alto team.

[Excerpt]

Nikesh Arora: My success, our success is only possible with your success.

So I just want to tell all of you that you know. Rest assured we are good people. Everybody at Palo Alto you’ll experience is going to treat you like part of the family. There’s no us and them. There is no acquirer and acquisition there is. We’re now working for the same company in the future. When I get it done we’ll be working together. We have a similar objective, and you know intelligence has no boundaries. There are equally smart people at both sides. We just have to be conscious, we have to collaborate. We have to listen, and because of non-overlapping nature, I don’t see that there’s going to be huge.

[Excerpt]

Nikesh Arora: Because the one thing I’ve learned in the last 7 years, the one constant in cybersecurity is change, because our job. Both yours and ours is to protect against the next emerging technology, which means we have to be adaptable to change.

Forward-Looking Statements

This communication relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding the benefits of the proposed transaction, statements related to the expected timing of the completion of the proposed transaction, PANW plans, objectives, expectations and intentions, and other statements that are not historical facts, made in this communication are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this communication, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this communication are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.